Exhibit 23

Independent Auditors’ Consent

The Board of Directors

Nationwide Financial Services, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-102007) on Form S-3, (No. 333-52775) on Form S-8 and (No. 333-110628) on Form S-8 of Nationwide Financial Services, Inc. of our report dated March 11, 2004, with respect to the consolidated balance sheets of Nationwide Financial Services, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of earnings, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2003, and all related financial statement schedules, which report appears in the December 31, 2003 annual report on Form 10-K of Nationwide Financial Services, Inc. Our report refers to changes in accounting for derivative instruments and hedging activities and for purchased or retained interests in securitized financial assets in 2001.

/s/ KPMG LLP

Columbus, Ohio

March 11, 2004